Aequi Acquisition Corp.
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830

VIA EDGAR

October 20, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Benjamin Holt
David Link

Re:	Aequi Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed September 30, 2022
File No. 001-39715

Dear Mr. Holt and Mr. Link,

Aequi Acquisition Corp (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 18, 2022, regarding Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) submitted to the Commission on September 30, 2022. For your convenience, we have repeated below your comment in bold and have followed the comment with our response.

Preliminary Proxy Statement on Schedule 14A filed September 30, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete initial business combination with a U.S. target company should the transaction be subjected review by a U.S. government entity, such as the Committee on Foreign Investment in the United Stated (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

As we previously advised the Staff on August 1, 2002 in response to a comment received in connection with our Form 10-K, our sponsor, Aequi Sponsor LLC, a Delaware limited liability company, is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

Risk Factors, page 12

2.	We note the discussion of the Inflation Reduction Act on page 12 and the statement that any redemption or repurchase that occurs after December 31, 2021 may be subjected to the excise tax. Please advise us of the factors or considerations that will determine whether the excise tax, if required to be paid in connection with redemptions, would be required to be paid using funds from the trust account, as distinguished from other sources of funds.

In response to the Staff’s comment, we have revised the disclosure on page 13 of the Proxy Statement.

In addition, in response to the Staff’s oral comment on the investment of trust funds and the Investment Company Act received from the Staff on October 18, 2022, we have included updated risk factors from the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2022 on pages 12 and 13 of the Proxy Statement.

***

We thank you for your review of the foregoing and the Proxy Statement. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, Esq., at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Hope Taitz
Hope Taitz
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP